Filed by Graf Acquisition Corp. IV

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Graf Acquisition Corp. IV

Commission File No. 001-40427

Date: April 20, 2023

This filing relates to the proposed merger involving Graf Acquisition Corp. IV (“Graf”) and NKGen Biotech, Inc. (“NKGen”), pursuant to the terms of that certain Agreement and Plan of Merger, dated April 14, 2023 (the “Merger Agreement”, the transactions pursuant to the Merger Agreement and ancillary documents, the “Business Combination”).

The following was made available by NKGen to its employees on April 19, 2023.

Internal NKGen Communication to Employees Providing an Overview of the Business Combination

April 19, 2023

Email from Paul to NKGen employees with additional information about the merger

To: NKGen Employees

From: Paul Song

T/D:

S/L:  FAQ regarding recent announcement on NKGen becoming a public company via merger with Graf Acquisition Corp. IV

Dear NKGen Team,

As you know, NKGen has entered into a definitive merger agreement with Graf Acquisition Corp. IV (“GRAF”), a special purpose acquisition company (“SPAC”) led by James Graf. Upon closing of the transaction, NKGen will become a public company and trade on a public stock exchange in the United States. We’ve issued a joint press release with GRAF about the transaction, which you can find here.

We encourage you to read the FAQ (link), copied below, for more details.

Sincerely,

Paul

NKGen + GRAF Business Combination FAQs & Talking Points for Employees

With the news of signing a definitive agreement with Graf Acquisition Corp. IV (“GRAF”) now public, we wanted to provide you with talking points along with some answers to common questions you may have about what you can discuss about this exciting next step for NKGen Biotech, Inc. (“NKGen”) with partners, friends, family, and in places like social media. We ask that you please read this full document and abide by the guidelines set below.

Background (more details can be found in the press release)

•	NKGen has signed an agreement to be taken public via a business combination with a special purpose acquisition company (or SPAC). This does not mean NKGen is public today, but rather will work through the next steps of the process, with a target timeline of being public in the near future.

•	NKGen’s SPAC partner is GRAF, a blank-check company incorporated as a Delaware corporation. Once the business combination is closed, proceeds from the transaction will be used to further NKGen’s goal of helping patients through the development of innovative natural killer cell therapies for the treatment of neurodegenerative diseases and cancer.

•	Most employees should not see an impact in their day-to-day duties, but each employee will need to be more careful about what they say to those outside the company when talking about NKGen to ensure employees are not disclosing any confidential information (“material information”) that has not already been released to the public in a press release or GRAF’s public filings.

FAQ

•	Why go public via a SPAC?

•	We are very excited to take this next step to furthering our goal of harnessing the power of the body’s immune system through development of natural killer cell therapies.

•	NKGen believes that being public—and doing so via a SPAC, specifically with GRAF as our partner—positions us in the best way to successfully move our company forward..

•	While this deal is very exciting, practically speaking not much should change in the short term, internally or externally. Our current leadership will still run the company, and the executive team will remain the same.]

•	Potential questions from clients and partners

•	Is NKGen being taken over?

•	No. You should see virtually no change to how NKGen operates and works with you.

•	Will there be any benefits to me from NKGen going public?

•	While in the short term you should see no impact, longer term the anticipated benefits from the expected additional capital from this transaction are intended to provide NKGen with the resources to develop its product pipeline and conduct its clinical trials and studies.

•	What have we told our partners about this transaction?

•	We sent a communication to key third-party/partner contacts after our formal press release. This communication can be found here.

•	If other third-party/partner employee’s ask you about this transaction you may reference that communication and the messages it conveys.

•	Potential questions from family, friends or former employees

•	How do I buy NKGen stock or GRAF securities?

•	To avoid any risk of insider trading (more on that below) it is best to never answer questions related to NKGen non-public information or GRAF’s securities. Politely let the person know that due to securities laws you can’t discuss anything about NKGen or GRAF securities.

•	Can I sell my stock now?

•	Because this transaction is not yet closed, NKGen’s stock is still not tradable on the public market. There is also often a lockup period following the closing of the deal during which certain of the existing company stockholders are unable to trade. We will provide further details around the selling of stock as we get closer to the closing of this transaction.

•	Inquiries from the media

•	Someone in the media reached out to me. What should I do?

•	Employees should not engage with a reporter in any format without the expressed consent of the NKGen’s Investor Relations contact. If a reporter contacts you in any forum you should alert the PR contact by forwarding the inquiry to Denise Chua, MBA, CLS, MT (ASCP), Vice President, Investor Relations and Corporate Communications, at dchua@nkgenbiotech.com.

•	Reporter engagement often doesn’t look like what you’d expect. While some outreach may happen in more obvious avenues like an email or phone call, please also be cognizant that casual conversations at business conferences, events, etc. could also lead to you inadvertently sharing information.

•	Social media policies

•	What can I post on social media about the news?

•	We are all very excited to share the news with our friends and loved ones. While you are free to do that, there are certain guidelines you need to follow. You should never share any non-public information about NKGen. This is especially important now, as it could put you at risk for insider trading. You are certainly allowed to be excited about news NKGen puts out, but generally speaking you should stick to celebrating that specific piece of news without adding any additional details.

•	Insider Trading

•	What is insider trading?

•	Insider trading is the act of using non-public information to trade stock or other financial instruments. Because GRAF is currently a publicly traded company, and in essence now a proxy for NKGen, talking externally about anything non-public about NKGen could be used for insider trading. You can find more details on insider trading on the SEC website here.

•	Can I buy GRAF securities?

•	No. GRAF is currently a publicly traded company and trading in it is subject to U.S. insider trading laws regarding the use of material non-public information. Accordingly, you should not trade GRAF shares, warrants or any related products like options, futures, or other derivatives during the pendency of the business combination. We’ll provide more information on our go-forward trading policy when we are closer to the closing of the business combination.

•	Is speaking about NKGen’s business with my spouse, friends or other family members okay?

•	Discussing NKGen’s business could result in criminal prosecution if your spouse, friend or family member were to use any material non-public information to buy or sell securities, or if your spouse, friend or family member shares the information with someone else and that person buys or sells the GRAF’s securities.

•	Can I encourage, recommend or discuss buying GRAF securities with my spouse, friends or others?

•	You should avoid encouraging or recommending the purchase of GRAF securities to anyone, including your spouse, friends or family members, as this would be a violation of securities laws. If asked about whether they should purchase GRAF securities, you should kindly let the person know that you cannot discuss GRAF securities and that they should discuss with their financial advisor or broker.

•	If I were to give my dad a tip just before a big news release, can he get in trouble?

•	Yes. Legally, you cannot leak material non-public information to others who trade on the basis of such information. This could lead to criminal prosecution for illegal insider trading.

•	Other Questions

•	Are there changes to my ability to exercise options?

•	There are no changes now due to the definitive agreement entered into in connection with the business combination.

•	Someone asked a question I am unsure how to answer?

•	It is always better to be safe than sorry, so whenever a question feels at all risky to answer, politely decline to share any information, and flag the question to your department head, so that they can track down the best way to answer. Potential “bridge” answers to avoid answering…

•	“Hm I’m not actually sure”

•	“Let me check and get back to you” (then flag the question to Denise Chua, MBA, CLS, MT (ASCP), Vice President, Investor Relations and Corporate Communications, for assistance; see “Inquiries from the media” above for contact information)

•	“I don’t believe we’re actually able to share that information right now”

Internal NKGen Communication to Employees Providing an Overview of SPAC’s Insider Trading

April 19, 2023

Insider Trading FAQs

Table of Contents

Employee Equity

Confidentiality

Insider Trading & MNPI

Other Questions

Employee Equity

When will I know how much my options are worth?

We won’t have a clear picture of option value until we finish the private investment in public equity (“PIPE”) subscription process; as the vast majority of SPAC transactions have some edits made during the PIPE process, it would be premature to assume values today.

In coming months, we expect to have the PIPE signed (as well as being through confirmatory diligence with the definitive agreement signed). At that point, and in advance of a public announcement about the transaction, we’ll be able to share the approximate impact to employee equity.

How is the value of my options determined?

The value of your options is a function of NKGen’s enterprise valuation, the % ownership you have of NKGen, and the ‘strike price’ (which is equal to the fair market value of our common stock on the date the options were issued) of the options. There are many elements of a SPAC transaction, however, that make precisely calculating the value of options difficult. The % ownership your options represent will be set over the coming months as we work out the option pool, the PIPE and any other changes that may naturally affect our cap table prior to the closing of the business combination.

What will happen to my options?

Existing employee options will become options to purchase shares in NKGen once it is public. The number of the new public company’s (“New NKGen”) options that each existing option translates to will be based on an ‘exchange ratio’ tied to the valuation NKGen and GRAF agree to (similar to what occurs in a stock split). The exercise price of your options will be similarly adjusted.

Will the option vesting schedule stay the same if we complete this transaction?

Yes. Vested options will remain fully vested and unvested options will continue to vest on their existing schedule until and following the closing of this transaction.

How soon after NKGen becomes public will we be able to sell our shares?

After NKGen becomes a publicly traded company, certain employee shares will be “locked up” (unable to be sold) for 6 months. It’s possible this period may be reduced (with a minimum of 3 months) depending on how the stock performs. This “lock-up period” is standard practice as a way to prevent the market being flooded with a large number of shares – which can depress a stock’s price. After this lock-up period expires, you will be able to sell your shares, subject to any insider trading policy we adopt (discussed below).

Can we exercise options now?

You can continue to exercise options as you have in the past. However, you’d be doing so at your own financial risk with regards to any tax consequences.

Note that we may have additional 409A valuation updates between now and when we potentially become publicly traded, and as a result, the spread value (the difference between your strike price and the value of our common stock) of any options you exercise would be based on this new 409A valuation.

Additionally, once you exercise your options, you will be treated as a NKGen stockholder in the business combination.

How will our employee compensation plan evolve if we become public?

NKGen is engaging a compensation consultant so that we can potentially adjust our approach to total rewards (including many elements of our compensation plan) to ensure we’re competitive in the public environment.

We haven’t yet finalized how our compensation plan will change, but it’s critical that NKGen remains an attractive place to work for current and future employees (particularly given the value of equity in recruiting), and we’ll prioritize that as we nail down the new post-public compensation plan. We value employees having equity ownership in NKGen; while the means by which folks gain equity will likely change (e.g., we’ll potentially consider adding an RSU program, an employee purchase program, adjusting the mix of equity vs. other forms of comp, etc.), we don’t intend to move away from having equity as part of compensation.

We expect this process to take place over the next several months. We’ll present any changes we make with the compensation committee to the company as soon as we have a program in place.

How will we go about issuing employee equity in the coming months?

We do not plan to grant any new equity options between now and the closing of the business combination. However, we’re working on a new equity plan to migrate to once we’re public (see question above).

Do we know how contractors might be rewarded with options?

We’ll be addressing the potential of rewarding contractors with options as part of our compensation consultancy. As we tweak and add to our equity plan, we’ll clarify if and how contractors might participate.

Confidentiality, Insider Trading & MNPI

How can employees avoid breaking the law now?

Insider trading laws apply at all times — including now. These laws make it illegal to trade stock or other securities (including derivatives) based on MNPI. MNPI, or Material Non-Public Information, is company news or information that has not yet been made public and which could have an impact on a public company’s share price. There are many types of information that can be MNPI. Examples include financial performance, news about executive departures, product developments, strategic partnerships, new client wins and acquisitions.

It’s illegal to use this information for one’s advantage in trading stocks or other securities. It’s also illegal to tell others MNPI that they then use to trade stocks or securities. The consequences of insider trading are severe (including fines and potential jail time) and these laws apply globally (e.g., a non-American trading stock in a company listed on the New York Stock Exchange or NASDAQ is subject to them).

GRAF is a public company. As we share information about our engagement with GRAF, that information is MNPI. It’s critical that any MNPI shared with you regarding GRAF (or any other public company), be treated as strictly confidential and not be used by you or anyone else in buying or selling stocks or securities. It is also important that you do not encourage or recommend to anyone that they should buy GRAF’s securities.

If you have any questions about what you can or can’t do or what constitutes MNPI, please feel free to contact Irene Chang, Vice President, Human Resources, at ichang@nkgenbiotech.com.

Will there be an insider trading policy?

We’ll be working through more details regarding our insider trading policy in the coming months and will share more as soon as it is finalized. Once finalized, we will also have a mandatory training program on our insider trading policy.

As a general rule, leaks (such as details on our clinical trials and product development) will be a more serious concern than in the past as they will be MNPI about a public company (us).

Do we know who we’ll be assigning trading restrictions/open windows to?

This will be a part of our insider trading policy (still to be finalized). These policies usually take into consideration the size of a company, how transparent the company is with employees, access to data, etc. If a company is smaller and very transparent, its trading policy is likely to apply more broadly than a very large company that restricts data to senior employees.

Typically, employees who are deemed ‘insiders’ are only able to buy or sell shares of their company during set time periods (usually starting after the company releases quarterly earnings).

What information can I share with a financial advisor?

You need to be able to share enough information to get the advice you’re seeking and you can usually do this without bumping up against confidentiality concerns. You shouldn’t share any information specific to GRAF, such as the name, which is unnecessary to receive financial advice. Regarding timing, you can share to the extent necessary to provide the advice. For example, for tax purposes, it probably will matter most in which calendar year you may be able to sell shares. In speaking to a financial advisor, you can say that your company is considering going public and there’s the potential to sell some options beginning in 2024.

What level of confidentiality should be applied to information beyond who our SPAC sponsor is?

Any kind of metrics, financial data or other quantitative information about our company (e.g., market share) or information that measures are success (e.g., new deals) should be considered confidential. We should also treat the fact that we’re going through the business combination process (and its potential timeline) as confidential – apart from what information is needed to discuss with a financial advisor as per the above question. If things feel like they are a gray area, we suggest erring on the side of caution. If you have any questions, feel free to contact Irene Chang, Vice President, Human Resources, at ichang@nkgenbiotech.com.

Other Questions

What other changes do we expect to make as a result of potentially going public?

We’re working to understand precisely what changes we’ll need to make. They’ll mostly be around setting and maturing internal processes and controls (e.g., insider trading policy, financial reporting, compliance workflows), evolving our Board of Directors, and hiring necessary resources related to being a public company (e.g., additional accounting and finance functions).

When will NKGen have access to capital from GRAF?

We won’t actually be able to access funds until the closing of the business combination. Until then, we can’t operate as though we have the financing. That said, as we move through the business combination process and gain greater confidence that we’ll secure some levels of financing, we may be able to fast-track certain initiatives on a case-by-case basis.

We’re working through hiring plans related to being a public company (as per above questions) and will do our best to ensure minimal to no impact to the hiring of other approved roles.

How does the potential business combination impact our go-forward strategy?

While potentially going public is certainly a very exciting development that represents an opportunity to further our mission for NKGen – we see it first and foremost as a financing event. If we go public, that will represent the starting point of what is hopefully a very long and successful journey.

How will this change my day-to-day work and focus?

With the obvious exception of teams whose jobs directly pertain to public company readiness, we’ll be actively working to minimize the impact on your day-to-day work and focus as we go through this process.

***

Additional Information and Where to Find It

GRAF has filed a preliminary proxy statement with the Securities and Exchange Commission (the “SEC”) and intends to file a definitive proxy statement, when available, with the SEC, to be used at its special meeting (the “Special Meeting”) of stockholders to approve the extension (the “Extension”). GRAF’s stockholders and other interested persons are advised to read, when the preliminary proxy statement and, when available, the definitive proxy statement relating to the Extension, as these materials will contain important information about the Extension, NKGen, GRAF and the proposed business combination (the “proposed Business Combination”). The definitive proxy statement and other relevant materials for the Extension will be mailed to stockholders of GRAF as of a record date to be established for voting on the Extension.

In addition, if the Extension is approved at the Special Meeting, GRAF intends to file the Registration Statement with the SEC that will include a proxy statement/prospectus, that will be both the proxy statement to be distributed to holders of GRAF’s common stock in connection with its solicitation of proxies for the vote by GRAF’s stockholders with respect to the proposed Business Combination and other matters as may be described in the Registration Statement, as well as the prospectus relating to the offer and sale of the securities to be issued in the proposed Business Combination. After the Registration Statement is declared effective, GRAF will mail a definitive proxy statement/prospectus and other relevant documents to its stockholders as of a record date to be established for voting on the proposed Business Combination. The Registration Statement, including the proxy statement/prospectus contained therein, when it is declared effective by the SEC, will contain important information about the proposed Business Combination and the other matters to be voted upon at a meeting of GRAF’s stockholders to be held to approve the proposed Business Combination and other matters. GRAF may also file other documents with the SEC regarding the proposed Business Combination. GRAF stockholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus included in the Registration Statement, as well as any amendments or supplements thereto, and the definitive proxy statement/prospectus and other documents filed in connection with the Business Combination, as these documents will contain important information about GRAF, NKGen, and the proposed Business Combination.

GRAF’s stockholders may obtain copies of the aforementioned documents and other documents filed by GRAF with the SEC, without charge, once available, at the SEC’s web site at www.sec.gov, or by directing a request to: GRAF Acquisition Corp. IV, 1790 Hughes Landing Blvd., Suite 400, The Woodlands, Texas 77380, Attention: Anthony A. Kuznik, EVP & General Counsel.

Participants in the Solicitation

GRAF and its directors and executive officers may be deemed to be participants in the solicitation of proxies from GRAF’s stockholders with respect to the Extension. Information regarding the names of GRAF’s directors and officers and their interests in GRAF is contained in the Annual Report on Form 10-K for the year ended December 31, 2022, filed by GRAF with the SEC on March 31, 2023 (the “2022 Form 10-K”). In addition, information regarding the persons who may be deemed participants in the solicitation of proxies from GRAF’s stockholders in connection with the Extension is contained in the preliminary proxy statement and, when available, the definitive proxy statement relating to the Extension, which are or will be filed with the SEC.

In addition, GRAF, NKGen and their respective directors, executive officers and other members of management and employees may be deemed participants in the solicitation of proxies from GRAF’s stockholders with respect to the proposed Business Combination. Information regarding the interests of those participants and other persons who may be deemed participants in the solicitation of proxies from GRAF’s stockholders in connection with the proposed Business Combination and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus included in the Registration Statement and other relevant documents to be filed with the SEC regarding the proposed Business Combination when they become available.

Investors and security holders of GRAF and NKGen are urged to carefully read the aforementioned documents and other relevant documents that GRAF will file with the SEC in connection with the Extension and the proposed Business Combination, when they become available, because they will contain important information about the Extension and the proposed Business Combination. You may obtain free copies of these documents as indicated above.

Forward-Looking Statements

Certain statements included in this document that are not historical facts are forward looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” “project,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Forward-looking statements include statements relating to proposed the proposed Business Combination between GRAF and NKGen, the Extension, NKGen’s or GRAF’s ability to consummate the proposed Business Combination, the benefits of the proposed Business Combination, expectations regarding NKGen’s business development, as well as the NKGen’s future operations and clinical development, including corporate governance, management plans and employee compensation.  These statements are based on various assumptions, whether or not identified in this document, and on the current expectations of the respective management of NKGen and GRAF and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by an investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of NKGen and GRAF. These forward-looking statements are subject to a number of risks and uncertainties, including the inability of the parties to successfully or timely consummate the proposed Business Combination; the failure to obtain the Extensions; the failure to satisfy the conditions to the consummation of the proposed Business Combination, including the approval of the Merger Agreement by GRAF’s stockholders, the satisfaction of the minimum cash condition and the receipt of certain governmental and regulatory approvals; the inability to obtain any PIPE investments; the effect of the announcement or pendency of the proposed Business Combination on NKGen’s business relationships, operating results, and business generally; the risk that the proposed Business Combination disrupts the current plans and operations of NKGen; the risk that regulatory approvals for NKGen’s product development are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect New NKGen or the expected benefits of the proposed Business Combination; NKGen’s ability to manage future growth; NKGen’s ability to manage clinical trials or studies, including any compassionate use programs and develop product pipeline; the dependence on the success of NKGen’s SNK natural killer cell technology platform; New NKGen’s ability to meet the listing standards of the NYSE, NYSE American or, Nasdaq; the amount of redemption requests made by GRAF’s public stockholders; the ability of New NKGen to obtain additional financing required for operations and growth in the future; the outcome of any potential litigation, government and regulatory proceedings, investigations and inquiries; the complexity of numerous regulatory and legal requirements that NKGen needs to comply with to operate its business; the failure to obtain, adequately protect, maintain or enforce NKGen’s intellectual property rights; the ability of GRAF or New NKGen to issue equity or equity-linked securities in connection with the proposed Business Combination or in the future; the costs associated with New NKGen operating as a public company; the lack of active trading market for New NKGen’s common stock; the concentrated ownership of New NKGen common stock among NKGen’s existing executive officers, directors and principal stockholders; and those factors discussed in the 2022 Form 10-K under the heading “Risk Factors,” and other documents filed, or to be filed, by GRAF with the SEC. If any of these risks materialize or the assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither GRAF nor NKGen presently know, or that GRAF or NKGen currently believe are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements in this document. In addition, forward-looking statements reflect GRAF’s and NKGen’s expectations, plans, or forecasts of future events and views as of the date of this document. GRAF and NKGen anticipate that subsequent events and developments will cause GRAF’s and NKGen’s assessments to change. However, while GRAF and NKGen may elect to update these forward-looking statements at some point in the future, GRAF and NKGen specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing GRAF’s and NKGen’s assessments as of any date subsequent to the date of this document. Accordingly, undue reliance should not be placed upon the forward-looking statements.

No Offer or Solicitation

This document shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed Business Combination. This document shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Contacts:

Sabrina McKee

EVP Strategy and Director, Graf Acquisition Corp. IV

917-848-4902

sabrina@grafacq.com

Denise Chua, MBA, CLS, MT (ASCP)

Vice President, Investor Relations and Corporate Communications, NKGen Biotech Inc.

949-396-6830

dchua@nkgenbiotech.com

The following was made available by NKGen to its key business partners on April 20, 2023.

NKGen Email to Partners Announcing the Business Combination April 19, 2023

To [Our Valued Partner //Insert Name and Customary Greeting],

We are excited to share that NKGen Biotech, Inc. (“NKGen”) has entered into an agreement with Graf Acquisition Corp. IV (“Graf”) (NYSE: GFOR), a special purpose acquisition company, that would take NKGen public through a business combination transaction (the “Business Combination”). In doing so, we’re taking an important step in furthering our overall growth strategy.

We value your relationship with us and believe we share a common vision, and so we wanted to reach out to update you on the news and provide some color around the announcement.

First, this is a milestone, not a final destination. Our mission remains the same – to ensure we are working together to improve the lives of patients by developing natural killer cell therapies that address unmet needs for patients with neurodegenerative diseases and cancer. We will continue to work toward that goal while supporting your success along the way.

In case you are wondering, NKGen’s leadership will still run the company, and the executive team will remain the same. You should not expect any changes in your day-to-day interactions with our team members.

Lastly, we are truly delighted to welcome Graf and its exceptional team to partner with us on this journey to become a publicly traded company. We believe having access to the public markets will help enable us to fund our clinical development programs in advanced neurodegenerative diseases, including Alzheimer’s and Parkinson’s diseases.

We are excited to take this next step in our growth alongside you and it is our privilege to continue to work with you as partners.

***

Additional Information and Where to Find It

Graf has filed a preliminary proxy statement with the Securities and Exchange Commission (the “SEC”) and intends to file a definitive proxy statement, when available, with the SEC, to be used at its special meeting (the “Special Meeting”) of stockholders to approve an extension (the “Extension”). Graf’s stockholders and other interested persons are advised to read, when the preliminary proxy statement and, when available, the definitive proxy statement relating to the Extension, as these materials will contain important information about the Extension, NKGen, Graf and the Business Combination. The definitive proxy statement and other relevant materials for the Extension will be mailed to stockholders of Graf as of a record date to be established for voting on the Extension.

In addition, if the Extension is approved at the Special Meeting, Graf intends to file the Registration Statement with the SEC that will include a proxy statement/prospectus, that will be both the proxy statement to be distributed to holders of Graf’s common stock in connection with its solicitation of proxies for the vote by Graf’s stockholders with respect to the Business Combination and other matters as may be described in the Registration Statement, as well as the prospectus relating to the offer and sale of the securities to be issued in the Business Combination. After the Registration Statement is declared effective, Graf will mail a definitive proxy statement/prospectus and other relevant documents to its stockholders as of a record date to be established for voting on the Business Combination. The Registration Statement, including the proxy statement/prospectus contained therein, when it is declared effective by the SEC, will contain important information about the Business Combination and the other matters to be voted upon at a meeting of Graf’s stockholders to be held to approve the Business Combination and other matters. Graf may also file other documents with the SEC regarding the Business Combination. Graf stockholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus included in the Registration Statement, as well as any amendments or supplements thereto, and the definitive proxy statement/prospectus and other documents filed in connection with the Business Combination, as these documents will contain important information about Graf, NKGen, and the Business Combination.

Graf’s stockholders may obtain copies of the aforementioned documents and other documents filed by Graf with the SEC, without charge, once available, at the SEC’s web site at www.sec.gov, or by directing a request to: Graf Acquisition Corp. IV, 1790 Hughes Landing Blvd., Suite 400, The Woodlands, Texas 77380, Attention: Anthony A. Kuznik, EVP & General Counsel.

Participants in the Solicitation

Graf and its directors and executive officers may be deemed to be participants in the solicitation of proxies from Graf’s stockholders with respect to the Extension. Information regarding the names of Graf’s directors and officers and their interests in Graf is contained in the Annual Report on Form 10-K for the year ended December 31, 2022, filed by Graf with the SEC on March 31, 2023 (the “2022 Form 10-K”). In addition, information regarding the persons who may be deemed participants in the solicitation of proxies from Graf’s stockholders in connection with the Extension is contained in the preliminary proxy statement and, when available, the definitive proxy statement relating to the Extension, which are or will be filed with the SEC.

In addition, Graf, NKGen and their respective directors, executive officers and other members of management and employees may be deemed participants in the solicitation of proxies from Graf’s stockholders with respect to the Business Combination. Information regarding the interests of those participants and other persons who may be deemed participants in the solicitation of proxies from Graf’s stockholders in connection with the Business Combination and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus included in the Registration Statement and other relevant documents to be filed with the SEC regarding the Business Combination when they become available.

Investors and security holders of Graf and NKGen are urged to carefully read the aforementioned documents and other relevant documents that Graf will file with the SEC in connection with the Extension and the Business Combination, when they become available, because they will contain important information about the Extension and the Business Combination. You may obtain free copies of these documents as indicated above.

No Offer or Solicitation

This communication or document shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination. This communication or document shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Forward-Looking Statements

Certain statements included in this document that are not historical facts are forward looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” “project,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Forward-looking statements include statements relating to Business Combination between Graf and NKGen, the Extension, NKGen’s or Graf’s ability to consummate the Business Combination, the benefits of the Business Combination, expectations regarding NKGen’s business development, as well as the NKGen’s future operations, including corporate governance and management plans.  These statements are based on various assumptions, whether or not identified in this document, and on the current expectations of the respective management of NKGen and Graf and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by an investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of NKGen and Graf. These forward-looking statements are subject to a number of risks and uncertainties, including the inability of the parties to successfully or timely consummate the Business Combination; the failure to obtain the Extensions; the failure to satisfy the conditions to the consummation of the Business Combination, including the approval of the Merger Agreement by Graf’s stockholders, the satisfaction of the minimum cash condition and the receipt of certain governmental and regulatory approvals; the inability to obtain any PIPE investments; the effect of the announcement or pendency of the Business Combination on NKGen’s business relationships, operating results, and business generally; the risk that the Business Combination disrupts the current plans and operations of NKGen; the risk that regulatory approvals for NKGen’s product development are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect New NKGen or the expected benefits of the Business Combination; NKGen’s ability to manage future growth; NKGen’s ability to manage clinical trials or studies, including any compassionate use programs and develop product pipeline; the dependence on the success of NKGen’s SNK natural killer cell technology platform; New NKGen’s ability to meet the listing standards of the NYSE, NYSE American or, Nasdaq; the amount of redemption requests made by Graf’s public stockholders; the ability of New NKGen to obtain additional financing required for operations and growth in the future; the outcome of any potential litigation, government and regulatory proceedings, investigations and inquiries; the complexity of numerous regulatory and legal requirements that NKGen needs to comply with to operate its business; the failure to obtain, adequately protect, maintain or enforce NKGen’s intellectual property rights; the ability of Graf or New NKGen to issue equity or equity-linked securities in connection with the Business Combination or in the future; the costs associated with New NKGen operating as a public company; the lack of active trading market for New NKGen’s common stock; the concentrated ownership of New NKGen common stock among NKGen’s existing executive officers, directors and principal stockholders; and those factors discussed in the 2022 Form 10-K under the heading “Risk Factors,” and other documents filed, or to be filed, by Graf with the SEC. If any of these risks materialize or the assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Graf nor NKGen presently know, or that Graf or NKGen currently believe are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements in this document. In addition, forward-looking statements reflect Graf’s and NKGen’s expectations, plans, or forecasts of future events and views as of the date of this document. Graf and NKGen anticipate that subsequent events and developments will cause Graf’s and NKGen’s assessments to change. However, while Graf and NKGen may elect to update these forward-looking statements at some point in the future, Graf and NKGen specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Graf’s and NKGen’s assessments as of any date subsequent to the date of this document. Accordingly, undue reliance should not be placed upon the forward-looking statements.